June 21, 2017

VIA EDGAR AND FEDERAL EXPRESS

Ms. Melissa Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
Securities and Exchange Commission
Washington D.C. 20549

RE:    Granite Construction Incorporated
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 1-12911

Dear Ms. Rocha:

This letter responds to your letter dated June 8, 2017 conveying comments from the Staff of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). For convenience, the Staff’s comment is set forth below in italics, followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2016

Liquidity and Capital Resources, page 34

1.
On page 35 you discuss changes in cash provided by operating activities period over period. It appears that your accounts receivable turnover is beginning to increase period over period. Please tell us the underlying reasons for the increase in your accounts receivable turnover and provide, in future filings, a robust discussion and analysis of your operating cash flows that addresses material changes in these cash flows including the key drivers of changes in your working capital accounts. Also, revise your discussion of your cash flows from operating, investing and financing activities to include a discussion of these cash flows for all periods that are presented in your consolidated statements of cash flows. Refer to Item 303 of Regulation S-K and FRC 501.13b.1 for additional guidance.

Response:

We acknowledge the Staff’s comment. We note for the Staff that our accounts receivable turnover decreased to 5.5 in 2016 from 6.6 in 2015 primarily due to an increase in accounts receivable from customers in the private sector, which are typically slower paying than customers in the public sector. We calculated the accounts receivable turnover ratios by dividing total revenue, less Granite’s interest in revenue related to unconsolidated construction joint ventures, for the years ended December 31, 2016 and 2015, respectively, by the average of accounts receivable, net plus costs and estimated earnings in excess of billings less billings in excess of costs and estimated earnings as of December 31, 2016 and 2015, respectively. Please note that we manage our combined accounts receivable, net, costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings balances, our primary working capital assets, using day’s sales outstanding, rather than accounts receivable turnover.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2017, we will address material changes in our operating cash flows including the key drivers of changes in our working capital accounts in a format similar to the following, which is based on operating cash flows for the year ended December 31, 2016:

We manage our combined accounts receivable, net, costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings balances, our primary working capital assets, using day’s sales outstanding (“DSO”). We calculate DSO by dividing the end of the period accounts receivable, net plus costs and estimated earnings in excess of billings less billings in excess of costs and estimated earnings by total revenue, less Granite’s interest in revenue related to unconsolidated construction joint ventures, for the current quarter multiplied by 90 days. DSO increased 8 days to 67 days as of December 31, 2016 from 59 days at December 31, 2015.

We manage our accounts payable and accrued expenses and other current liabilities balances, our primary working capital liabilities, using day’s payables outstanding (“DPO”). We calculate DPO by dividing the end of the period accounts payable plus accrued expenses and other current liabilities by total cost of revenue less Granite’s interest in cost of revenue related to unconsolidated construction joint ventures for the current quarter multiplied by 90 days. DPO decreased 1 day to 84 days as of December 31, 2016 from 85 days at December 31, 2015.

Cash provided by operating activities of $73.1 million during 2016 increased $6.2 million when compared to 2015. The increase was primarily due to a $5.5 million increase in net income after adjusting for non-cash items and a $23.5 million increase in net distributions from unconsolidated joint ventures partially offset by a $22.8 million decrease in cash from working capital. The decrease in cash from working capital was due to a $41.8 million increase in cash used by working capital assets partially offset by an $18.9 million increase in cash provided by working capital liabilities. The increase in cash used by working capital assets was primarily due to a decrease in cash from accounts receivable from an increase in revenue volume, an increase in DSO due to an increase in contracts with customers in the private sector, which are typically slower paying than customers in the public sector and the timing of new consolidated projects in our Large Project Construction segment. The increase in cash provided by working capital liabilities was primarily due to an increase in cost of revenue volume from new consolidated construction joint ventures year over year.

In future filings we will revise our discussion of cash flows from operating, investing and financing activities to include a discussion for all periods that are presented in our consolidated statements of cash flows.

Should you have any further questions or comments regarding the foregoing, please contact me at (831) 724-1011.

Very truly yours,

/s/ Laurel J. Krzeminski
Executive Vice President and Chief Financial Officer
(Principal Accounting Officer and Principal Financial Officer)

cc: Terence O’Brien, Accounting Branch Chief
Tracey McKoy, Staff Accountant, Securities and Exchange Commission
Christopher Ronne, Staff Attorney, Securities and Exchange Commission
Pam Long, Assistant Director, Securities and Exchange Commission
James H. Roberts, President and Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit and Compliance Committee, Granite Construction Incorporated
Bradley G. Graham, Vice President, Corporate Controller, Granite Construction Incorporated
Richard A. Watts, Senior Vice President, General Counsel and Secretary, Granite Construction Incorporated
Jaime Jones, PricewaterhouseCoopers LLP